August 1, 2007


Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: Touchstone Strategic Trust-Diversified Small Cap Growth Fund Class C Filing
    File Nos. 333-134486, 811-03651 and 002-80859


Dear Mr. Ganley:

This will confirm our telephone conversation on Tuesday July 17, 2007 regarding the 485(a) filing made by the Touchstone Strategic Trust ("Registrant") on June 1, 2007. Your comments and the Registrant's responses are set forth below:

PROSPECTUS

Comment

You requested that the Securities and Exchange Commission disclaimer be added to the prospectus cover.

Response

The requested change has been made.

Comment

You requested an explanation of the term "secular" as used under Principal Investment Strategies, or other terminology.

Response

The term secular has been removed and the phrase has been rewritten accordingly.

Comment

You asked if there was any acquired fund fee expense "AFFE" which should be reflected in the Fund Fees and Expenses table since the Fund can invest in "Other investment Companies" as referenced on page 5 of the prospectus.

Response

We are confirming to the Commission that the AFFE for this Fund is below one basis point.

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Comment

You requested the word "contractually" be added to the 4th footnote under Fund's Fees and Expenses table as follows: Under the Expense Limitation Agreement between Touchstone Advisors and the Trust, Touchstone Advisors has contractually agreed to waive a portion of its advisory fee and/or reimburse certain Fund expenses in order to limit "Net Expenses" to......

Response

The requested change has been made.

Comment

On page 6, you requested 1) clarification of the definitions for Large Cap and Mid Cap Companies in which the market capitalization between these two overlapped, and 2) you requested an explanation as to why the Fund defines a small cap company with a market capitalization higher than that of the definition provided.

Response

1) We reduced the mid cap company to reflect a market capitalization of between $1.5 billion and $10 billion.

2) This particular Fund's portfolio managers define the small cap company with an increased market capitalization in comparison to the other Funds within this Trust.

Comment

You requested additional information on the Sub-Advisor's management style, referencing page 12 of the prospectus.

Response

We are confirming that the Sub-Advisor does not manage any other accounts with this investment style.

Comment

On page 13, you requested the performance be updated with more current data.

Response

The performance information was updated to be for the 12-month period ended March 31, 2007.

Comment

On page 13, you requested the performance information table be revised to reflect performance numbers "including" and "excluding" sales loads.

Response

The requested change has been made.

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Comment

On page 13, you asked that we review rule 5(a)(1)(iii) and reconsider our placement of, or explain our decision to place the Board approval language at the end of this section.

Response

Since the discussion of both the Investment Advisor and Sub-Advisors must be present to meet the requirement of section 5(a)(1), we believe the requirement for section 5(a)(1)(iii) should follow after the discussion of both the Investment Advisor and Sub-Advisors.


STATEMENT OF ADDITIONAL INFORMATION

Comment

On page 35 of the SAI, you requested the Trustee Ownership be broken out by each Trustee's securities held within each registration.

Response

The requested change has been made.


In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-362-8217 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton
-----------------

Jay S. Fitton
Secretary

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